COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/MF) nº 47.508.411/0001-56

CALL NOTICE FOR
SPECIAL SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are invited to meet in the Company’s head office, located at Avenida Brigadeiro Luiz Antonio no 3.142, in the city of São Paulo, for the Special Shareholders’ Meeting to be held on June 22, 2005, 5 PM, in order to deliberate on the following Agenda:

a)     Approve the change in articles 5, 6, 9, 13 to 18, 19, 20 to 36 of the Company’s by-laws, regarding the authorized capital, the powers and responsibilities of the General Meeting, the Board of Directors, the Special Committees and the Executive Board of Directors, as well as the consolidation of the Company’s by-laws;

b)     Election of new members of Board of Directors and the Advisory Council of the Company;

c)     Determine the global annual compensation of the Company’s Board;

d)     Approve the proposal of the Board to capitalize a special purpose company, with sixty (60) real state proprieties of the Company evaluated according to reports issued by the specialists of Jones Lang Lasalle Ltda and Amaral D´Avila Engenharia de Avaliações Ltda;

e)     In terms of the article 9, XII of the Company’s by-laws, approve the proposal regarding the transfer, through share swap of the company above mentioned in item “d”, by the Company to the company controlled by Abílio Santos Diniz, and the subsequent lease of such real state proprieties to the Company, at market conditions, including the terms and conditions of the respective lease contracts, as well as the signature of the shareholders’ agreement of the referred company.

According to Article 3 of Instruction CVM nº165/91, amended by the Instruction CVM nº 282/98, the minimum stake in the voting capital required to request the adoption of multiple ballots is 5%.

Copies of the consolidated by-laws, the evaluation report as well as the proposals and other documents related to this Agenda are available for all shareholders in the Company’s head office and in the São Paulo Stock Exchange, in compliance to articles 124 and 135 of the Law nº 6,404/76.

São Paulo, June 6, 2005

VALENTIM DOS SANTOS DINIZ
Honorary Chairman of the Board of Directors